August 27, 2024

John Caplan
Chief Executive Officer and Director
Payoneer Global Inc.
195 Broadway, 27th Floor
New York, New York 10007

       Re: Payoneer Global Inc.
           Schedule TO-I/A filed August 23, 2024
           File No. 005-92642
Dear John Caplan:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-I/A filed August 23, 2024
Fairness of the Transaction (Offer, Consent Solicitation and Redemption), page
6

1. We reissue prior comment 5. Please revise the disclosure to explain why the factor in clause (iii) of Instruction 2 to Item 1014 was not deemed material or relevant. Please also revise the disclosure to explain why the board of directors believes the transaction is fair in the absence of the procedural safeguards described in Item 1014(c),
(d) and (e) of
       Regulation M-A.
Board Presentation, page 8

2. Refer to prior comment 8, which we reissue in part. Please either confirm in your response letter that Citigroup has not received from the Company any compensation in the past two years other than the amounts currently disclosed in the Amended and Restated
       Offer to Purchase or revise the disclosure to quantify any compensation that Citigroup has received in the past two years as a result of Citigroup's or Citigroup's affiliates'
       relationship with the Company or its affiliates, including compensation received in
 August 27, 2024
Page 2

        exchange for providing "cash management, bank transfer and foreign exchange services to the Company and its affiliates." See Item 1015(b)(4) of Regulation M-A. We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Eddie Kim at 202-679-6943 or Perry Hindin at 202-551-
3444.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions